

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Mr. Brent Korb, Sr. Vice President – Finance and Chief Financial Officer
Quanex Building Products Corporation
1800 West Loop South, Suite 1500
Houston, TX 77027

  Re: Quanex Building Products Corporation
    Form 10-K for the fiscal year ended October 31, 2013
    Filed December 18, 2013
    File No. 1-33913

Dear Mr. Korb:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John Cash

      John Cash
      Branch Chief